SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K





                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934



     For the fiscal year ended:  December 31, 1997



     Commission file number:  1-1920


          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:




                      Baltimore Gas and Electric Company
                      Employee Savings Plan
                      Address same as issuer



          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                      Baltimore Gas and Electric Company
                      Gas and Electric Building, Charles Center
                      Baltimore,  Maryland  21201

                                   SIGNATURES







          The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   BALTIMORE GAS AND ELECTRIC COMPANY
                                   EMPLOYEE SAVINGS PLAN









                                        /s/ Richard D. Honaker
     Date:  June 25, 1998      By:___________________________________

                                        Richard D. Honaker
                                        Plan Administrator

                        REPORT OF INDEPENDENT ACCOUNTANTS

     To the Plan Administrator of the
            Baltimore Gas and Electric Company
            Employee Savings Plan


             We have audited the accompanying statement of net assets available for benefits of the Baltimore Gas and Electric Company Employee Savings Plan (the Plan) as of December 31, 1997 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Baltimore Gas and Electric Company Employee Savings Plan as of December 31, 1996, were audited by other auditors whose report dated May 16,1997, expressed an unqualified opinion on those statements.

            We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

             Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                        /s/ Mitchell & Titus  L.L.P.

     Washington, DC
     June 4, 1998

                       CONSENT OF INDEPENDENT ACCOUNTANTS



             We consent to the incorporation by reference in the Prospectuses of Baltimore Gas and Electric Company on Forms S-8 (File Nos. 33-56084, 33-59545 and 333-45051) and Forms S-3 (File Nos. 33-57658, 33-49801,
        33-33559,  333-22697,  333-32311, 333-53767 and 33-45260) of our report dated June 4, 1998 on the financial statements and supplemental schedules of the Baltimore Gas and Electric Company Employee Savings Plan for the year ended December 31, 1997, which report is included in this Annual Report on Form 11-K.





                                      /s/  Mitchell & Titus  L.L.P.


        Washington, D.C.

        June 4, 1998

                                 Baltimore Gas and Electric Company
                                        Employee Savings Plan
                           Statement of Net Assets Available for Benefits
                                          December 31, 1997


                                          Investment Funds


                                            BGE Common    Interest Income   Mutual
                               Total        Stock Fund        Fund          Funds        Loan Fund
                           --------------  --------------  ---------------------------- --------------
Assets



 Value of securities
   held in trust             $534,496,187    $362,505,984            $0   $171,990,203             $0
 Value of guaranteed
   investment contracts       101,752,619               0   101,752,619              0              0
 Loans outstanding to
   plan participants           28,589,210               0             0              0     28,589,210
 Short-term investments        20,505,491         170,150    20,319,172         16,169              0
 Accrued dividends
   receivable                   4,338,636       4,338,636             0              0              0
 Accrued interest
   receivable                         566               0             0              0            566
 Accounts receivable              446,338         446,338             0              0              0
                           --------------  -------------- ---------------------------- --------------
          Total               690,129,047     367,461,108   122,071,791    172,006,372     28,589,776
                           --------------  -------------- ---------------------------- --------------


Liabilities

Accounts payable                  195,526             618       194,908              0              0
                           --------------  -------------- ---------------------------- --------------
          Total                   195,526             618       194,908              0              0
                           --------------  -------------- ---------------------------- --------------


Net assets available
 for benefits                $689,933,521    $367,460,490  $121,876,883   $172,006,372    $28,589,776
                             ============    ============  ============   ============   ============

The accompanying notes are an integral part of the financial statements.

(continued next page)

                                        Baltimore Gas and Electric Company
                                              Employee Savings Plan
                                  Statement of Net Assets Available for Benefits
                                                December 31, 1997
                                                   (Continued)

                                                   Mutual Funds


                               Total      T. Rowe Price T. Rowe Price  T. Rowe Price  T. Rowe Price T. Rowe Price
                               Mutual       Balanced        Equity         Growth       Small Cap   International
                               Funds          Fund       Income Fund     Stock Fund    Value Fund     Stock Fund
                            -------------- ---------------------------- -------------- ----------------------------
Assets



 Value of securities
   held in trust             $171,990,203    $7,241,838    $82,168,550    $45,262,623   $27,026,476    $10,290,716
 Value of guaranteed
   investment contracts                 0             0              0              0             0              0
 Loans outstanding to
   plan participants                    0             0              0              0             0              0
 Short-term investments            16,169             0          5,411          4,685         3,991          2,082
 Accrued dividends
   receivable                           0             0              0              0             0              0
 Accrued interest
   receivable                           0             0              0              0             0              0
 Accounts receivable                    0             0              0              0             0              0
                           -------------- ---------------------------- -------------- ----------------------------
          Total               172,006,372     7,241,838     82,173,961     45,267,308    27,030,467     10,292,798
                           -------------- ---------------------------- -------------- ----------------------------


Liabilities

Accounts payable                        0             0              0              0             0              0
                           -------------- ---------------------------- -------------- ----------------------------
          Total                         0             0              0              0             0              0
                           -------------- ---------------------------- -------------- ----------------------------


Net assets available
 for benefits                $172,006,372    $7,241,838    $82,173,961    $45,267,308   $27,030,467    $10,292,798
                             ============  ============   ============   ============  ============   ============

The accompanying notes are an integral part of the financial statements.

                                 Baltimore Gas and Electric Company
                                        Employee Savings Plan
                           Statement of Net Assets Available for Benefits
                                          December 31, 1996


                                          Investment Funds


                                            BGE Common    Interest Income   Mutual
                               Total        Stock Fund        Fund          Funds        Loan Fund
                           --------------  --------------  ---------------------------- --------------
Assets



 Value of securities
   held in trust             $393,177,651    $293,158,104            $0   $100,019,547             $0
 Value of guaranteed
   investment contracts       117,977,728               0   117,977,728              0              0
 Loans outstanding to
   plan participants           28,521,694               0             0              0     28,521,694
 Short-term investments         4,892,749          93,924     4,768,894         29,931              0
 Accrued dividends
   receivable                   4,360,607       4,360,572             0             35              0
 Accrued interest
   receivable                       7,381               0         7,057              0            324
 Accounts receivable              204,724         202,201         1,959            564              0
                           --------------  -------------- ---------------------------- --------------
          Total               549,142,534     297,814,801   122,755,638    100,050,077     28,522,018
                           --------------  -------------- ---------------------------- --------------


Liabilities

Accounts payable                   30,690               0        30,690              0              0
                           --------------  -------------- ---------------------------- --------------
          Total                    30,690               0        30,690              0              0
                           --------------  -------------- ---------------------------- --------------


Net assets available
 for benefits                $549,111,844    $297,814,801  $122,724,948   $100,050,077    $28,522,018
                             ============    ============  ============   ============   ============


The accompanying notes are an integral part of the financial statements.

(continued next page)

                                        Baltimore Gas and Electric Company
                                              Employee Savings Plan
                                  Statement of Net Assets Available for Benefits
                                                December 31, 1996
                                                   (Continued)

                                                   Mutual Funds


                               Total      T. Rowe Price T. Rowe Price  T. Rowe Price  T. Rowe Price T. Rowe Price
                               Mutual       Balanced        Equity         Growth       Small Cap   International
                               Funds          Fund       Income Fund     Stock Fund    Value Fund     Stock Fund
                            -------------- ---------------------------- -------------- ----------------------------
Assets



 Value of securities
   held in trust             $100,019,547    $3,251,223    $53,071,111    $25,691,149   $11,561,539     $6,444,525
 Value of guaranteed
   investment contracts                 0             0              0              0             0              0
 Loans outstanding to
   plan participants                    0             0              0              0             0              0
 Short-term investments            29,931           204         15,753          9,907         3,175            892
 Accrued dividends
   receivable                          35             0             11             24             0              0
 Accrued interest
   receivable                           0             0              0              0             0              0
 Accounts receivable                  564             0            288            276             0              0
                           -------------- ---------------------------- -------------- ----------------------------
          Total               100,050,077     3,251,427     53,087,163     25,701,356    11,564,714      6,445,417
                           -------------- ---------------------------- -------------- ----------------------------


Liabilities

Accounts payable                        0             0              0              0             0              0
                           -------------- ---------------------------- -------------- ----------------------------
          Total                         0             0              0              0             0              0
                           -------------- ---------------------------- -------------- ----------------------------


Net assets available
 for benefits                $100,050,077    $3,251,427    $53,087,163    $25,701,356   $11,564,714     $6,445,417
                             ============  ============   ============   ============  ============   ============

The accompanying notes are an integral part of the financial statements.

                                 Baltimore Gas and Electric Company
                                        Employee Savings Plan
                      Statement of Changes in Net Assets Available for Benefits
                                For the Year Ended December 31, 1997


                                          Investment Funds


                                            BGE Common    Interest Income   Mutual
                               Total        Stock Fund        Fund          Funds        Loan Fund
                           --------------  --------------  ---------------------------- --------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions         $30,793,196      $7,760,915    $6,924,097    $16,108,184             $0
  Net Participant rollover
    contributions                 461,112          59,435         5,840        395,837              0
  Employer matching
    contributions
    Company stock fund          9,641,095       9,641,095             0              0              0
                           --------------  -------------- ---------------------------- --------------
                               40,895,403      17,461,445     6,929,937     16,504,021              0
                           --------------  -------------- ---------------------------- --------------

Income:

  Dividends
    Stock                      31,201,128      15,239,780             0     15,961,348              0
    Employee stock account      2,521,116       2,521,116             0              0              0
  Interest                      7,395,150          51,690     7,343,460              0              0
  Interest on participant loans 2,540,609               0             0              0      2,540,609
                           --------------  -------------- ---------------------------- --------------
                               43,658,003      17,812,586     7,343,460     15,961,348      2,540,609
                           --------------  -------------- ---------------------------- --------------


 Participant loan repayments            0       6,161,652     3,230,575      5,154,864    (14,547,091)
                           --------------  -------------- ---------------------------- --------------
                                        0       6,161,652     3,230,575      5,154,864    (14,547,091)
                           --------------  -------------- ---------------------------- --------------

 Participant interfund
   transfers (net)                      0     (24,105,775)   (5,407,252)    29,513,027              0
                           --------------  -------------- ---------------------------- --------------
                                        0     (24,105,775)   (5,407,252)    29,513,027              0
                           --------------  -------------- ---------------------------- --------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                                 Baltimore Gas and Electric Company
                                        Employee Savings Plan
                      Statement of Changes in Net Assets Available for Benefits
                                For the Year Ended December 31, 1997
                                             (Continued)

                                          Investment Funds


                                            BGE Common    Interest Income   Mutual
                               Total        Stock Fund        Fund          Funds        Loan Fund
                           --------------  --------------  ---------------------------- --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Net appreciation
    of investments:

Net appreciation
    of common stock           $78,944,467     $78,944,467            $0             $0             $0

 Net appreciation
    of mutual funds            14,446,526               0             0     14,446,526              0
                           --------------  -------------- ---------------------------- --------------
                               93,390,993      78,944,467             0     14,446,526              0
                           --------------  -------------- ---------------------------- --------------


Total additions and net
investment activity           177,944,399      96,274,375    12,096,720     81,579,786    (12,006,482)
                           --------------  -------------- ---------------------------- --------------


Distributions:

 Withdrawal and distribution
    payments to participants  (37,122,722)    (20,981,891)  (10,108,584)    (5,586,587)      (445,660)
 Loans to participants                  0      (5,646,795)   (2,836,201)    (4,036,904)    12,519,900
                           --------------  -------------- ---------------------------- --------------
Total Distributions           (37,122,722)    (26,628,686)  (12,944,785)    (9,623,491)    12,074,240
                           --------------  -------------- ---------------------------- --------------


Change in net assets          140,821,677      69,645,689      (848,065)    71,956,295         67,758
 Net assets available
    for  benefits,
    beginning of year         549,111,844     297,814,801   122,724,948    100,050,077     28,522,018
                           --------------  -------------- ---------------------------- --------------

 Net assets available
    for benefits,
    end of year              $689,933,521    $367,460,490  $121,876,883   $172,006,372    $28,589,776
                           ============    ============    ============  ============   ============


The accompanying notes are an integral part of the financial statements.

                                        Baltimore Gas and Electric Company
                                              Employee Savings Plan
                       Statement of Changes in Net Assets Available for Benefits
                                       For the Year Ended December 31, 1997
                                                   (Continued)

                                                   Mutual Funds

                               Total      T. Rowe Price T. Rowe Price  T. Rowe Price  T. Rowe Price T. Rowe Price
                               Mutual       Balanced        Equity         Growth       Small Cap   International
                               Funds          Fund       Income Fund     Stock Fund    Value Fund     Stock Fund
                            -------------- ---------------------------- -------------- ----------------------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions         $16,108,184      $923,212     $5,973,535     $4,553,007    $2,898,233     $1,760,197
  Net Participant rollover
    contributions                 395,837        24,970        108,734        203,400        29,249         29,484



                           -------------- ---------------------------- -------------- ----------------------------
                               16,504,021       948,182      6,082,269      4,756,407     2,927,482      1,789,681
                           -------------- ---------------------------- -------------- ----------------------------

Income:


  Dividends                    15,961,348       237,726      7,909,644      5,548,590     1,720,334        545,054

  Interest                              0             0              0              0             0              0
                                                                                                                 0
                           -------------- ---------------------------- -------------- ----------------------------
                               15,961,348       237,726      7,909,644      5,548,590     1,720,334        545,054
                           -------------- ---------------------------- -------------- ----------------------------


 Participant loan repayments    5,154,864       294,799      2,007,716      1,457,240       836,170        558,939
                           -------------- ---------------------------- -------------- ----------------------------
                                5,154,864       294,799      2,007,716      1,457,240       836,170        558,939
                           -------------- ---------------------------- -------------- ----------------------------

 Participant interfund
   transfers (net)             29,513,027     2,305,383      8,587,423      7,818,259     8,744,960      2,057,002
                           -------------- ---------------------------- -------------- ----------------------------
                               29,513,027     2,305,383      8,587,423      7,818,259     8,744,960      2,057,002
                           -------------- ---------------------------- -------------- ----------------------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                                        Baltimore Gas and Electric Company
                                              Employee Savings Plan
                       Statement of Changes in Net Assets Available for Benefits
                                       For the Year Ended December 31, 1997
                                                   (Continued)

                                                   Mutual Funds


                               Total      T. Rowe Price T. Rowe Price  T. Rowe Price  T. Rowe Price T. Rowe Price
                               Mutual       Balanced        Equity         Growth       Small Cap   International
                               Funds          Fund       Income Fund     Stock Fund    Value Fund     Stock Fund
                            -------------- ---------------------------- -------------- ----------------------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Appreciation (depreciation)
    of mutual funds




 Net Appreciation (depreciation)
    of mutual funds            14,446,526       629,485      9,070,273      2,526,215     2,685,419       (464,866)
                           -------------- ---------------------------- -------------- ----------------------------
                               14,446,526       629,485      9,070,273      2,526,215     2,685,419       (464,866)
                           -------------- ---------------------------- -------------- ----------------------------


Total additions and net
investment activity            81,579,786     4,415,575     33,657,325     22,106,711    16,914,365      4,485,810
                           -------------- ---------------------------- -------------- ----------------------------


Distributions:

 Withdrawal and distribution
    payments to participants   (5,586,587)     (241,661)    (2,822,808)    (1,354,296)     (863,021)      (304,801)
 Loans to participants         (4,036,904)     (183,503)    (1,747,719)    (1,186,463)     (585,591)      (333,628)
                           -------------- ---------------------------- -------------- ----------------------------
Total Distributions            (9,623,491)     (425,164)    (4,570,527)    (2,540,759)   (1,448,612)      (638,429)
                           -------------- ---------------------------- -------------- ----------------------------


Change in net assets           71,956,295     3,990,411     29,086,798     19,565,952    15,465,753      3,847,381
 Net assets available
    for  benefits,
    beginning of year         100,050,077     3,251,427     53,087,163     25,701,356    11,564,714      6,445,417
                           -------------- ---------------------------- -------------- ----------------------------

 Net assets available
    for benefits,
    end of year              $172,006,372    $7,241,838    $82,173,961    $45,267,308   $27,030,467    $10,292,798
                            ============   ============  ============   ============   ============  ============


The accompanying notes are an integral part of the financial statements.

                                 Baltimore Gas and Electric Company
                                        Employee Savings Plan
                      Statement of Changes in Net Assets Available for Benefits
                                For the Year Ended December 31, 1996


                                          Investment Funds


                                            BGE Common    Interest Income   Mutual
                               Total        Stock Fund        Fund          Funds        Loan Fund
                           --------------  --------------  ---------------------------- --------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions         $28,845,671      $9,051,141    $8,129,378    $11,665,152             $0
  Net Participant rollover
    contributions                 229,886          43,286        (3,783)       190,383              0
  Employer matching
    contributions
    Company stock fund          9,277,360       9,277,360             0              0              0
                           --------------  -------------- ---------------------------- --------------
                               38,352,917      18,371,787     8,125,595     11,855,535              0
                           --------------  -------------- ---------------------------- --------------

Income:

  Dividends
    Stock                      20,804,696      14,683,322             0      6,121,374              0
    Employee stock account      2,649,952       2,649,952             0              0              0
  Interest                      7,432,666               0     7,432,666              0              0
  Interest on participant loans 2,381,539               0             0              0      2,381,539
                           --------------  -------------- ---------------------------- --------------
                               33,268,853      17,333,274     7,432,666      6,121,374      2,381,539
                           --------------  -------------- ---------------------------- --------------


 Participant loan repayments            0       6,055,069     3,399,940      3,154,697    (12,609,706)
                           --------------  -------------- ---------------------------- --------------
                                        0       6,055,069     3,399,940      3,154,697    (12,609,706)
                           --------------  -------------- ---------------------------- --------------

 Participant interfund
   transfers (net)                      0      (6,413,726)   (8,817,834)    15,231,560              0
                           --------------  -------------- ---------------------------- --------------
                                        0      (6,413,726)   (8,817,834)    15,231,560              0
                           --------------  -------------- ---------------------------- --------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                                 Baltimore Gas and Electric Company
                                        Employee Savings Plan
                      Statement of Changes in Net Assets Available for Benefits
                                For the Year Ended December 31, 1996
                                             (Continued)

                                          Investment Funds


                                            BGE Common    Interest Income   Mutual
                               Total        Stock Fund        Fund          Funds        Loan Fund
                           --------------  --------------  ---------------------------- --------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Net appreciation (depreciation) of investments:

 Net depreciation
    of common stock          ($19,127,092)   ($19,127,092)           $0             $0             $0

 Net appreciation
    of mutual funds             8,955,933               0             0      8,955,933              0
                           --------------  -------------- ---------------------------- --------------
                              (10,171,159)    (19,127,092)            0      8,955,933              0
                           --------------  -------------- ---------------------------- --------------


Total additions and net
investment activity            61,450,611      16,219,312    10,140,367     45,319,099    (10,228,167)
                           --------------  -------------- ---------------------------- --------------


Distributions:

 Withdrawal and distribution
    payments to participants  (33,203,684)    (20,603,805)   (9,500,502)    (2,371,482)      (727,895)
 Loans to participants                  0      (6,368,561)   (3,930,867)    (3,081,473)    13,380,901
                           --------------  -------------- ---------------------------- --------------
Total Distributions           (33,203,684)    (26,972,366)  (13,431,369)    (5,452,955)    12,653,006
                           --------------  -------------- ---------------------------- --------------


Change in net assets           28,246,927     (10,753,054)   (3,291,002)    39,866,144      2,424,839
 Net assets available
    for  benefits,
    beginning of year         520,864,917     308,567,855   126,015,950     60,183,933     26,097,179
                           --------------  -------------- ---------------------------- --------------

 Net assets available
    for benefits,
    end of year              $549,111,844    $297,814,801  $122,724,948   $100,050,077    $28,522,018
                           ============    ============    ============  ============   ============


The accompanying notes are an integral part of the financial statements.

                                        Baltimore Gas and Electric Company
                                              Employee Savings Plan
                       Statement of Changes in Net Assets Available for Benefits
                                       For the Year Ended December 31, 1996
                                                   (Continued)

                                                   Mutual Funds


                               Total      T. Rowe Price T. Rowe Price  T. Rowe Price  T. Rowe Price T. Rowe Price
                               Mutual       Balanced        Equity         Growth       Small Cap   International
                               Funds          Fund       Income Fund     Stock Fund    Value Fund     Stock Fund
                            -------------- ---------------------------- -------------- ----------------------------
Additions and Net
Investment Activity
-------------------

Contributions:

  Participant eligible
    pay contributions         $11,665,152      $600,174     $4,769,721     $3,413,443    $1,731,528     $1,150,286
  Net Participant rollover
    contributions                 190,383        31,676         28,917         32,770        57,853         39,167



                           -------------- ---------------------------- -------------- ----------------------------
                               11,855,535       631,850      4,798,638      3,446,213     1,789,381      1,189,453
                           -------------- ---------------------------- -------------- ----------------------------

Income:


  Dividends                     6,121,374       110,169      3,242,525      2,023,973       572,581        172,126

  Interest                              0             0              0              0             0              0
                                                                                                                 0
                           -------------- ---------------------------- -------------- ----------------------------
                                6,121,374       110,169      3,242,525      2,023,973       572,581        172,126
                           -------------- ---------------------------- -------------- ----------------------------


 Participant loan repayments    3,154,697       143,491      1,443,879        888,894       409,116        269,317
                           -------------- ---------------------------- -------------- ----------------------------
                                3,154,697       143,491      1,443,879        888,894       409,116        269,317
                           -------------- ---------------------------- -------------- ----------------------------

 Participant interfund
   transfers (net)             15,231,560     1,060,740      3,970,718      3,162,090     4,136,137      2,901,875
                           -------------- ---------------------------- -------------- ----------------------------
                               15,231,560     1,060,740      3,970,718      3,162,090     4,136,137      2,901,875
                           -------------- ---------------------------- -------------- ----------------------------



The accompanying notes are an integral part of the financial statements. (continued on next page)

                                                                     Page 4 of 4
                                        Baltimore Gas and Electric Company
                                              Employee Savings Plan
                       Statement of Changes in Net Assets Available for Benefits
                                       For the Year Ended December 31, 1996
                                                   (Continued)

                                                   Mutual Funds


                               Total      T. Rowe Price T. Rowe Price  T. Rowe Price  T. Rowe Price T. Rowe Price
                               Mutual       Balanced        Equity         Growth       Small Cap   International
                               Funds          Fund       Income Fund     Stock Fund    Value Fund     Stock Fund
                            -------------- ---------------------------- -------------- ----------------------------
Additions and Net
Investment Activity (Continued)
-------------------------------

Appreciation
    of mutual funds




 Net Appreciation
    of mutual funds             8,955,933       198,204      5,189,263      2,044,904     1,104,691        418,871
                           -------------- ---------------------------- -------------- ----------------------------
                                8,955,933       198,204      5,189,263      2,044,904     1,104,691        418,871
                           -------------- ---------------------------- -------------- ----------------------------


Total additions and net
investment activity            45,319,099     2,144,454     18,645,023     11,566,074     8,011,906      4,951,642
                           -------------- ---------------------------- -------------- ----------------------------


Distributions:

 Withdrawal and distribution
    payments to participants   (2,371,482)      (44,262)    (1,603,271)      (540,132)     (127,370)       (56,447)
 Loans to participants         (3,081,473)      (96,193)    (1,588,167)      (939,085)     (299,126)      (158,902)
                           -------------- ---------------------------- -------------- ----------------------------
Total Distributions            (5,452,955)     (140,455)    (3,191,438)    (1,479,217)     (426,496)      (215,349)
                           -------------- ---------------------------- -------------- ----------------------------


Change in net assets           39,866,144     2,003,999     15,453,585     10,086,857     7,585,410      4,736,293
 Net assets available
    for  benefits,
    beginning of year          60,183,933     1,247,428     37,633,578     15,614,499     3,979,304      1,709,124
                           -------------- ---------------------------- -------------- ----------------------------

 Net assets available
    for benefits,
    end of year              $100,050,077    $3,251,427    $53,087,163    $25,701,356   $11,564,714     $6,445,417
                            ============   ============  ============   ============   ============  ============


The accompanying notes are an integral part of the financial statements.

                       BALTIMORE GAS AND ELECTRIC COMPANY
                              EMPLOYEE SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


     1.   GENERAL DESCRIPTION OF THE PLAN

              Baltimore Gas and Electric Company (the Company), established the Baltimore Gas and Electric Company Employee Savings Plan (Plan) and Trust Agreement on July 1, 1978. T. Rowe Price Trust Company (T. Rowe Price) is the trustee (Trustee). In addition, TRP Retirement Plan Services, Inc., is the provider of administrative services for the Plan.

             The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees become eligible to make contributions one month after date of hire (three months in the case of employees of certain subsidiaries of the Company). After meeting this eligibility requirement, participants are allowed to contribute up to 15% of their eligible pay through regular payroll deductions, under a deferred compensation option and/or a thrift option. Participant contributions under the deferred compensation option are excluded from current year's taxable income, whereas participant contributions under the thrift option are included in current year's taxable income. The Company contributes one-half of the first 6% of eligible pay contributed by participants.

             The  Plan  accepts   rollovers  of  employees'   eligible  rollover
        distributions from other qualified plans.

              There are seven investment fund choices offered for participant contributions: the BGE Common Stock Fund, the Interest Income Fund and five mutual funds. The Interest Income Fund is managed by T. Rowe Price Stable Asset Management, Inc. The mutual funds consist of the T. Rowe Price Balanced Fund, the T. Rowe Price Equity Income Fund, the T. Rowe Price Growth Stock Fund, the T. Rowe Price Small Cap Value Fund and the
       T. Rowe Price International Stock Fund (mutual funds). Effective January 1, 1998, four additional T. Rowe Price Mutual Funds (the T. Rowe Price New Income Fund, the T. Rowe Price Equity Index Fund, the T. Rowe Price Mid-Cap Growth Fund and the T. Rowe Price New Horizons Fund) were added to the Plan, increasing the number of investment options to eleven. All Company contributions are initially invested by the Trustee in the BGE Common Stock Fund.

             Participant and Company matching contributions are sent, each pay period, to the Trustee, who invests participant contributions as designated, either in (1) the BGE Common Stock Fund for the purchase (in the open market) or other acquisition (as described in Note 2) of shares of the Company's common stock; (2) the T. Rowe Price Balanced Fund, the
        T. Rowe Price Equity Income Fund, the T. Rowe Price Growth Stock Fund, the T. Rowe Price Small Cap Value Fund and the T. Rowe Price International Stock Fund for the purchase of mutual fund shares; or (3) the Interest Income Fund, as more fully described below.

             Dividends and earnings received on any shares held in participants' accounts, except for the shares of Company common stock held in their employee stock accounts, whether in the BGE Common Stock Fund, or the mutual funds are automatically used to purchase or otherwise acquire additional shares for reinvestment in the corresponding fund, and all earnings on each participant's investment in the Interest Income Fund are automatically reinvested in that fund.

            Dividends  received  on shares of  Company  common  stock  held in a participant's employee stock account are invested by the Trustee in income-producing investments. Annually, a check is sent to the participant representing the total dividends credited to the participant's employee stock account. Any income earned on the dividends is not paid out annually, but is used to purchase or otherwise acquire additional shares of Company common stock for reinvestment in the participant's employee stock account.

             The total number of common stock or mutual fund shares purchased for any participant depends upon: (1) the participant's eligible pay;
        (2) the amount of the  participant's  eligible pay that is  contributed;
        (3) the amount of that contribution which is designated for investment in the BGE Common Stock Fund or the mutual funds; (4) the amount of Company matching contributions invested in the BGE Common Stock Fund;
        (5) the reinvested  dividends and earnings on each investment  fund; and
        (6) the price of common stock or mutual fund shares, at the time of purchase, for each investment fund.

              Amounts held in the Interest Income Fund are invested in contracts issued by insurance companies or other financial institutions and in short term investments. Each contract specifies a fixed or variable rate of interest for a certain period of time. The interest rate earned by the Interest Income Fund is a blend of the rates under the various investments. The annual effective rates for 1997 and 1996 were 6.26% and 6.25%, respectively. The crediting interest rates as of December 31, 1997 and 1996 were 6.65% and 6.24%, respectively. The crediting interest rate as of December 31, 1996 has been recalculated to conform with the current year's presentation. At December 31, 1997 and 1996, there were no investments in the aggregate contracts of any issuer in the Interest Income Fund which exceeded 5% of net assets available for benefits. Contracts included in the Interest Income Fund have been reported at their contract value, which approximates fair market value. All the investments in this fund are held for purposes other than trading.

             Participants have the right, once a month, to change the amount of their payroll deductions. Participants also have the right to change, on a daily basis, the percentage of their future contributions being invested in each of the seven investment funds as provided in the Plan.

             In addition, participants are allowed to initiate, on a daily basis, a transfer of the value of their contributions, including earnings, among the seven investment funds. Furthermore, as of the beginning of the calendar year in which participants reach age 56, they may initiate, on a daily basis, a transfer of the value of their Company contributions and employee stock account among the seven investment funds.

            Under a loan program, participants may borrow up to one-half of their total account balance, with a minimum of $1,000 and a maximum of $50,000. Participants may elect up to five years to repay the loan, unless the loan is used for the purchase of a principal residence, in which case they may elect up to thirty years for repayment. Participants are allowed to have up to two loans outstanding at any time. Principal and interest are repaid through regular payroll deductions or by direct payment. The interest rate on amounts borrowed is set at the time the loan is executed and remains in effect for the duration of the loan. The interest rate for loans is equal to the prime rate plus 1% on the last day of the month preceding the month the loan is initiated.

             The Plan allows participants to postpone, until withdrawal or distribution, any income tax liability on (1) all Company contributions;
        (2) participant contributions under the deferred compensation option; and (3) earnings on their contributions and Company contributions. Participant contributions under the thrift option are included in current year's taxable income.

               Withdrawals of thrift contributions and Company contributions, including earnings, are allowed to be initiated on a daily basis. All contributions held in participants accounts are immediately 100% vested. However, participants who withdraw unmatured basic contributions (contributions of up to the first 6% of the participant's eligible pay that had not remained in the Plan for two full calendar years) are suspended from making payroll contributions to the Plan for twelve months.

            Distributions to participants who retire or terminate active employment are automatically deferred until they either reach age 65 or cease active employment, whichever is later, unless they request an earlier or later distribution. Generally, participants who reach age 70 1/2 must begin receiving their Plan distribution by April 1 of the following year. Furthermore, active employees who attain age 59 1/2 may request to receive a distribution of their deferred compensation account balances.

              The Plan is administered by the Director - Benefits, Human Resources Division of the Company, as Plan Administrator. Administrative fees charged by institutions which issue contracts for the Interest Income Fund are reflected in the effective rate earned by the fund. All other fees and expenses of the Plan, including those of the Trustee, are currently paid by the Company. Brokerage fees, commissions and transfer taxes associated with the purchase, sale, or transfer of shares of common stock for the BGE Common Stock Fund and mutual fund shares for the five mutual funds are borne by those funds.

             Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

              On September 25, 1995, the Company and Potomac Electric Power Company (PEPCO) announced plans to merge into a new company, Constellation Energy Corporation (CEC). On December 22, 1997, both
       companies   announced  that  they  had  mutually  terminated  the  merger agreement.

     2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

             The financial statements of the Plan are prepared under the accrual method of accounting.

             Shares of common stock for participant contributions and Company matching contributions currently are purchased for the BGE Common Stock Fund on the open market, through new issuances or by other acquisition. Mutual fund shares for the T. Rowe Price Mutual Funds are purchased on the open market, except that the Trustee purchases from time to time a small number of shares at current market value from participants making withdrawals or interfund transfers or obtaining loans from the Plan. The cost of shares sold from the BGE Common Stock Fund and the T. Rowe Price Mutual Funds, as a result of participant distributions, withdrawals, interfund transfers or loans, is determined under the average cost method.

             Withdrawals and distributions to participants are recorded when paid.

             Leveraging   provisions   are  included  in  the  Plan,  but  these
        provisions have not yet been utilized.

             Shares of common stock in the BGE Common Stock Fund held by T. Rowe Price Trust Company are valued as of December 31, 1997 and 1996, using the quoted closing market price as reported by the "NYSE--Composite Transactions" published in the eastern edition of The Wall Street Journal. Mutual fund shares held in the T. Rowe Price Mutual Funds, are valued as of December 31, 1997 and 1996 respectively, using the net asset value price of such shares as quoted by the "Mutual Fund Quotations" for such date in the eastern edition of The Wall Street Journal. Participant loans are valued at cost which approximates fair value.

             The Plan's investments are stated at fair value except for the various contracts issued by insurance companies or other financial institutions, under the Interest Income Fund, which are fully benefit-responsive and are stated at contract value. Contract value is equal to the aggregate of the net contributions and earnings thereon.

             The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        3.  SECURITIES HELD IN TRUST

            Shown below are the shares, with respective market value and cost, which were held in trust in the BGE Common Stock Fund and the mutual funds on December 31, 1997 and 1996.

                            SHARES HELD        MARKET
                              IN TRUST         VALUE          COST

        BGE COMMON STOCK FUND

         December 31, 1997  10,624,752    $362,505,984   $226,205,259
         December 31, 1996  10,959,230    $293,158,104   $226,257,846

        T. ROWE PRICE BALANCED FUND

         December 31, 1997     437,838      $7,241,838     $6,474,294
         December 31, 1996     224,532      $3,251,223     $3,043,531

        T. ROWE PRICE EQUITY INCOME FUND

         December 31, 1997   3,151,843     $82,168,550    $66,812,537
         December 31, 1996   2,354,543     $53,071,111    $45,160,499

        T. ROWE PRICE GROWTH STOCK FUND

         December 31, 1997   1,561,318     $45,262,623    $40,949,796
         December 31, 1996     981,339     $25,691,149    $23,209,582

        T. ROWE PRICE SMALL CAP VALUE FUND

         December 31, 1997   1,154,978     $27,026,476    $23,821,921
         December 31, 1996     591,081     $11,561,539    $10,602,330

        T. ROWE PRICE INTERNATIONAL STOCK FUND

         December 31, 1997     766,819     $10,290,716    $10,514,050
         December 31, 1996     466,995      $6,444,525     $6,047,530



     4. TAX STATUS

             The Company has received the latest favorable determination letter from the Internal Revenue Service, dated May 2, 1997, with respect to the Plan as restated effective June 30, 1995, qualifying the Plan as a stock bonus plan under Section 401 of the Internal Revenue Code (Code) and an employee stock ownership plan under Section 4975(e)(7) of the Code and exempting the Plan from federal income tax under Section 501 of the Code.

     5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

             The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                December 31,
                                         1997                1996
          Net assets available
             for benefits per
             the financial
             statements              $689,933,521         $549,111,844

          Amounts requested by
             participants for
             withdrawals and
             distributions at
             December 31, but
             paid in subsequent
             years                       (214,050)           (156,168)
                                     -------------       -------------
          Net assets available
             for benefits
             per the Form 5500       $689,719,471         $548,955,676
                                     =============       =============
             The following is a reconciliation of withdrawals and distributions paid to participants per the financial statements to the Form 5500:

                                                          Year ended
                                                      December 31, 1997
              Withdrawals and distributions paid
                 to participants per the
                 financial statements                     $37,122,722
              Add:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1997 but paid in 1998            214,050
              Less:
                 Amounts requested by participants for
                 withdrawals and distributions at
                 December 31, 1996 but paid in 1997          (156,168)
                                                         -------------
              Withdrawals and distributions to
                 participants per the Form 5500           $37,180,604
                                                         =============


             Withdrawals and distributions to participants recorded on the Form 5500 for benefit claims include amounts that have been processed and approved for payment prior to December 31 but not yet paid as of that date.


                                   Baltimore Gas and Electric Company (EIN 52-0280210)
                    T. Rowe Price, Trustee - Baltimore Gas and Electric Company Employee Savings Plan

                              Item 27(a) - Schedule of Assets Held for Investment Purposes
                                                   December 31, 1997

                                                                                        Current                   Maturity
             Identity of Issue              Description of Asset          Cost           Value                      Date
                                                                                           *

    Group Annuity Contract with         Insurance Company Guaranteed
      Canada Life Assurance             Interest Contract -
      Company (P-45870)                 Guaranteed Interest - 7.20%        3,115,307      3,115,307                 6/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Canada Life Assurance             Interest Contract -
      Company (P-45904)                 Guaranteed Interest - 6.31%        6,016,115      6,016,115                12/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Canada Life Assurance             Interest Contract -
      Company (P-45908)                 Guaranteed Interest - 6.23%        1,518,995      1,518,995                10/16/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Continental Assurance             Interest Contract -
      Company (GP-24100)                Guaranteed Interest - 6.32%        6,836,790      6,836,790                 9/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      John Hancock Life                 Interest Contract -
      (GAC-8444)                        Guaranteed Interest - 5.81%        5,511,828      5,511,828                   3/15/01

    Group Annuity Contract with         Insurance Company Guaranteed
      Life Insurance Company of Virginia Interest Contract -                                                      50% 3/1/2002
      (GS-2987)                         Guaranteed Interest - 7.25%        6,313,989      6,313,989          Balance 4/1/2002

    Group Annuity Contract with         Insurance Company Guaranteed
      Metropolitan Life Insurance       Interest Contract -
      (GA-13307-069)                    Guaranteed Interest - 5.75%        2,495,886      2,495,886                   3/31/98

    Group Annuity Contract with         Insurance Company Guaranteed                                        Excess > $1.9 Mil
      New York Life                     Interest Contract -                                                           3/31/98
      (GA-06750-001)                    Guaranteed Interest - 5.15%        3,811,217      3,811,217          Balance 09/30/98

    Group Annuity Contract with         Insurance Company Guaranteed                                        Excess > $3.7 Mil
      New York Life                     Interest Contract -                                                           9/30/98
      (GA-06750-002)                    Guaranteed Interest - 6.35%        5,539,890      5,539,890           Balance 3/31/99

    Group Annuity Contract with         Insurance Company Guaranteed
      Pacific Mutual Life               Interest Contract -
      (G-26263.01)                      Guaranteed Interest - 7.31%        6,609,533      6,609,533                   6/14/01

    Group Annuity Contract with         Insurance Company Guaranteed
      Peoples Security Life             Interest Contract -                                                     50% 4/15/2002
      (BDA00729FR)                      Guaranteed Interest - 6.82%        3,617,709      3,617,709         Balance 6/14/2002

    Group Annuity Contract with         Insurance Company Guaranteed
      Principal Mutual                  Interest Contract -
      (4-05026-001)                     Guaranteed Interest - 5.85%        1,488,274      1,488,274                    4/1/98

    Group Annuity Contract with         Insurance Company Guaranteed
      Principal Mutual                  Interest Contract -                                                      50% 06/30/98
      (4-05026-002)                     Guaranteed Interest - 5.17%       10,702,555     10,702,555          Balance 12/31/98

      (Continued on next page)
  * Current Value of the guaranteed interest contracts equal contract value.


                                   Baltimore Gas and Electric Company (EIN 52-0280210)
                    T. Rowe Price, Trustee - Baltimore Gas and Electric Company Employee Savings Plan

                              Item 27(a) - Schedule of Assets Held for Investment Purposes
                                                    December 31, 1997

                                                                                        Current                    Maturity
             Identity of Issue              Description of Asset          Cost           Value                       Date
                                                                                           *
    Group Annuity Contract with         Insurance Company Guaranteed
      Protective Life                   Interest Contract -
      (GA-1174)                         Guaranteed Interest - 7.18%       $3,619,384     $3,619,384                 3/15/2000

    Group Annuity Contract with         Insurance Company Guaranteed
      Protective Life                   Interest Contract -
      (GA-1348)                         Guaranteed Interest - 6.77%        2,461,004      2,461,004                 1/15/2002

    Group Annuity Contract with         Insurance Company Guaranteed
      Protective Life                   Interest Contract -
      (GA-1391)                         Guaranteed Interest - 7.31%        3,146,704      3,146,704                 4/15/2002

    Group Annuity Contract with         Insurance Company Guaranteed
      Prudential                        Interest Contract -                                                      50% 01/31/99
      (GA-7088-213)                     Guaranteed Interest - 6.48%        5,353,102      5,353,102          Balance 05/31/99

    Group Annuity Contract with         Insurance Company Guaranteed
      SAFECO Life                       Interest Contract -                                               $4.2 Mil 11/19/2001
      (LP1055917-01-02)                 Guaranteed Interest - 7.00%        8,420,943      8,420,943        Balance 12/19/2001

    Group Annuity Contract with         Insurance Company Guaranteed
      SAFECO Life                       Interest Contract -
      (LP1055917-03)                    Guaranteed Interest - 6.85%        3,569,844      3,569,844                   9/18/01

    Group Annuity Contract with         Insurance Company Guaranteed
      Security Life Denver              Interest Contract -
      (FA-0494)                         Guaranteed Interest - 6.82%        2,660,901      2,660,901                   2/14/02

    Group Annuity Contract with         Insurance Company Guaranteed
      Transamerica Occ.                 Interest Contract -                                                      50% 09/15/99
      (51266-00)                        Guaranteed Interest - 7.16%        8,942,649      8,942,649          Balance 12/15/99
                                                                        ------------   ------------
                                                                        $101,752,619   $101,752,619

 ** Baltimore Gas and Electric Company  Common Stock - no par            226,205,259    362,505,984         -

    T. Rowe Price Balanced Fund         Mutual Fund                        6,474,294      7,241,838         -

    T. Rowe Price Equity Income Fund    Mutual Fund                       66,812,537     82,168,550         -

    T. Rowe Price Growth Stock Fund     Mutual Fund                       40,949,796     45,262,623         -

    T. Rowe Price Small Cap Value Fund  Mutual Fund                       23,821,921     27,026,476         -

    T. Rowe Price International Stock   Mutual Fund                       10,514,050     10,290,716         -

 ** Loan Fund (Interest)                Participant Loan Fund               -            28,589,210         -
                                        Interest Range 8.25 - 9.75%

    T. Rowe Price Prime Reserve Fund    Money Market Mutual Fund          20,291,373     20,291,373         -

    T. Rowe Price Short Term            Money Market Bank Account            214,118        214,118
       Distribution Account
                                                                        ------------   ------------
                                                               Total    $497,035,967   $685,343,507
                                                                          ==========     ==========

 * Current Value of the guaranteed interest contracts equal contract value. ** Parties-in-Interest



                                   Baltimore Gas and Electric Company (EIN 52-0280210)
                    T. Rowe Price, Trustee - Baltimore Gas and Electric Company Employee Savings Plan

                                        27(d) Schedule of Reportable Transactions
                  Cumulative Transactions by Issue Exceeding 5% of Portfolio Value During Plan Year 1997


                                           Number                                      Number
                                             of                                          of
              Security Description         Sales       Proceeds          Gain        Purchases          Cost


     * Baltimore Gas and Electric Company      430       39,041,384      7,671,576             65        29,220,722
         Common Stock - no par

                                            ------    -------------    -----------       --------     -------------
                                    Total      430      $39,041,384     $7,671,576             65       $29,220,722
                                            ======     ============     ==========        =======      ============

       * Parties-in-Interest